SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPORT SUPPLY GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

84916A104
(CUSIP Number)

Mark Gordon Sage Parent Company, Inc. c/o ONCAP Investment Partners II L.P. 161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1 (416) 214-4300	O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Attention: Douglas Ryder Paul Scrivano (212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                          March 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84916A104	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAGE PARENT COMPANY, INC. I.R.S. Tax I.D. No. 27-2106333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,753,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 84916A104	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ONCAP INVESTMENT PARTNERS II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,753,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 84916A104	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ONCAP INVESTMENT PARTNERS II INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,753,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 84916A104	13D	Page 5 of 16 Pages

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Schedule 13D”) relates is the common stock, $0.01 par value, of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1901 Diplomat Drive, Farmers Branch, Texas 75234.

Item 2.  Identity and Background

(a) - (c) This Schedule 13D is being filed on behalf of Sage Parent Company, Inc., a Delaware corporation (“Parent”), ONCAP Investment Partners II L.P., an Ontario limited partnership (“ONCAP II LP”), and ONCAP Investment Partners II Inc., an Ontario corporation (“ONCAP II Inc.”, and, together with ONCAP II LP, “ONCAP”), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The principal address of each of Parent, ONCAP II LP, and ONCAP II Inc. is 161 Bay Street, 48th Floor, Toronto, Ontario M5J 2S1.

The principal business of Parent is to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 15, 2010, by and among Parent, Sage Merger Company, Inc. (“Merger Sub”) and the Issuer, pursuant to which Merger Sub will merge with and into the Issuer, and the Issuer will become a wholly-owned subsidiary of Parent (the “Merger”). The Merger Agreement is attached hereto as Exhibit A.  The principal business of ONCAP is to make private equity and related investments.

The name and principal occupation of each director, executive officer and general partner of each of Parent, ONCAP II LP, and ONCAP II Inc. is filed with this Schedule 13D as Schedule A.  Parent, ONCAP II LP, and ONCAP II Inc. are sometimes referred to herein collectively as the “Reporting Persons.”

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Parent is a Delaware corporation. ONCAP II LP is an Ontario limited partnership and ONCAP II Inc. is an Ontario corporation.

CUSIP No. 84916A104	13D	Page 6 of 16 Pages

Item 3.  Source and Amount of Funds or Other Consideration

In connection with the Merger Agreement, ONCAP II LP and Parent have entered into an Equity Commitment Letter, dated March 15, 2010 (the “Equity Commitment Letter”), pursuant to which ONCAP II LP agreed, subject to certain conditions, to contribute $89,616,369.16 in cash to Parent in exchange for shares of capital stock of Parent, solely for the purpose of funding the Merger Consideration, Option Consideration, and Restricted Share Consideration (each as defined in Item 4 below).  ONCAP II LP’s equity commitment shall be reduced by (i) by the aggregate amount of any Merger Consideration or Option Consideration that would have been payable by Parent with respect to the Rollover Shares and Rollover Options (in each case, as defined below), had such shares or options been converted or exchanged in the Merger, in each case, to the extent actually contributed to Parent immediately prior to the effective time of the Merger (the “Effective Time”), (ii) by the aggregate amount of any Merger Consideration that would have been payable by Parent with respect to any dissenting shares and shares of common stock of the Issuer owned by the Company, Parent, or Merger Sub, in each case to the extent such shares are issued and outstanding immediately prior to the Effective Time, and (iii) by the amount of any Debt Financing (as defined below) actually funded at the closing of the Merger (the “Closing”) that is in excess of fifty percent (50%) of the aggregate Merger Consideration, Option Consideration and Restricted Share Consideration payable by Parent at the Closing. This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is referenced as Exhibit B and incorporated by reference in its entirety into this Item 3.

In addition to ONCAP II LP’s equity commitment, two stockholders of the Issuer, CBT Holdings, LLC (“CBT”) and Adam Blumenfeld, have agreed, pursuant to Rollover Agreements between Parent and each of CBT and Adam Blumenfeld, each dated as of March 15, 2010 (the “Stock Rollover Agreements”), and subject to certain conditions, to contribute, immediately prior to the Closing, an aggregate of 2,104,163 shares of common stock of the Issuer (the “Rollover Shares”) to Parent in exchange for shares of capital stock of Parent.  Furthermore, certain holders of options exercisable for shares of common stock of the Issuer (“Issuer Options”) have agreed, pursuant to certain Stock Option Assumption and Rollover Agreements, each dated as of March 15, 2010, between Parent, the Issuer and such optionholders (the “Option Rollover Agreements,” and, together with the Stock Rollover Agreements, the “Rollover Agreements”), to exchange, immediately prior to the Closing, certain Issuer Options held thereby (the “Rollover Options”) for options to purchase shares of capital stock of Parent having an aggregate value equal to the Option Consideration that would have been payable with respect to such Issuer Options. The total equity to be contributed by CBT, Adam Blumenfeld and the optionholders party to the Option Rollover Agreements (collectively, the “Rollover Persons”) represents approximately 19.57% of the issued and outstanding shares, on a fully-diluted basis, of the common stock of the Issuer as of March 12, 2010.  This summary of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreements, which are attached hereto as Exhibits C, D, E, F, G, H and I and are incorporated by reference in their entirety into this Item 3.

CUSIP No. 84916A104	13D	Page 7 of 16 Pages

Merger Sub received a Senior Debt Commitment Letter from The Bank of Nova Scotia, Bank of America, N.A., and Export Development Canada (collectively, the “Senior Lenders”), dated March 15, 2010, pursuant to which the Lenders committed to provide, subject to certain conditions, up to $99.6 million of senior credit facilities (the “Senior Debt Commitment,” and such amount, the “Senior Debt Financing”) consisting of a term loan of $74.6 million and a revolving loan of $25 million, the proceeds of which will be used in part to fund a portion of the Merger Consideration, Option Consideration and Restricted Share Consideration and pay related fees and expenses.  Additionally, Merger Sub received a Mezzanine Commitment Letter from Manufacturers Life Insurance Company (the “Mezzanine Lender”), pursuant to which the Mezzanine Lender committed to provide Merger Sub with subordinated financing (the “Mezzanine Commitment”) consisting of a $26.5 million credit facility (the “Subordinated Debt Financing,” and together with the Senior Debt Financing, the “Debt Financing”), and a commitment to acquire $3.5 million of equity securities of Parent, the proceeds of which will be used to fund a portion of the Merger Consideration, Option Consideration and Restricted Share Consideration and pay related fees and expenses. This summary of the Senior Debt Commitment and the Mezzanine Commitment does not purport to be complete and is qualified in its entirety by reference to the Senior Debt Commitment Letter and the Mezzanine Commitment Letter, which are attached hereto as Exhibits J and K, respectively, and are incorporated by reference in their entirety into this Item 3.

On March 15, 2010, ONCAP II LP and CBT executed a letter agreement setting forth an allocation of expenses and certain termination fees between them in connection with the Merger (the “Fee Letter”).  This summary of the Fee Letter does not purport to be complete and is qualified in its entirety by reference to the Fee Letter, which is attached hereto as Exhibit L, and is incorporated by reference in its entirety into this Item 3.

ONCAP II LP has, pursuant to a Limited Guarantee, dated as of March 15, 2010 (the “Limited Guarantee”),  unconditionally and irrevocably guaranteed certain monetary obligations of Parent and Merger Sub under the Merger Agreement, including the payment of certain fees and expenses in connection with the termination or breach of the Merger Agreement under certain circumstances described more fully therein.  The obligations of ONCAP II LP under the Limited Guarantee are limited:

•
with respect to certain instances in which the Issuer terminates the Merger Agreement upon Parent’s failure to consummate the Merger, to $10,000,000 (the “Parent Termination Fee”), plus certain costs and expenses of the Issuer incurred in connection with the transactions contemplated by the Merger Agreement not to exceed $2,000,000 (the “Issuer Expenses”), and, as applicable, certain costs and expenses incurred by the Issuer in connection with any proceeding required to enforce the payment of the Parent Termination Fee and the Issuer Expenses;

•
in the event that (A) the Parent Termination Fee would otherwise be payable to the Issuer, and (B) the Issuer terminates the Merger Agreement at a time when the Debt Financing was not available to Parent, to $6,000,000 (the “Parent Breakup Fee”), plus the Issuer Expenses and, as applicable, certain costs and expenses incurred by the Issuer in connection with any proceeding required to enforce the payment of the Parent Breakup Fee and the Issuer Expenses;

CUSIP No. 84916A104	13D	Page 8 of 16 Pages

•
in the event that the Issuer terminates the Merger Agreement during a time when the holders of ten percent or more of the Issuer’s common stock have made and not withdrawn demands for appraisal of such shares pursuant to Section 262 of the Delaware General Corporation Law, to the Issuer Expenses and, as applicable, certain costs and expenses incurred by the Issuer in connection with any proceeding required to enforce the payment of the Issuer Expenses; and

•
in the event the Issuer terminates the Merger Agreement due to a willful and material breach by Parent or Merger Sub and obtains a final judgment for damages against Parent, Merger Sub or ONCAP II LP, to $12,000,000, minus the amount of any fees or expenses previously paid by Parent, Merger Sub, ONCAP II LP or certain of their respective affiliates to the Issuer or certain of its affiliates, including, without limitation, the Parent Termination Fee, the Parent Breakup Fee and/or the Issuer Expenses.

This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is attached hereto as Exhibit M and is incorporated by reference in its entirety by into this Item 3.

Item 4.  Purpose of the Transaction.

(a) - (j) On March 15, 2010, the Issuer entered into the Merger Agreement with Parent and Merger Sub, providing for the merger of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation.  After the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Parent.

At the effective time of the Merger, each outstanding share of common stock of the Issuer (other than treasury shares, shares held by Parent and Merger Sub, shares with respect to which dissenters rights are properly exercised and the Rollover Shares) will be cancelled and converted into the right to receive $13.55 per share in cash (the “Merger Consideration”).  At the effective time of the Merger, each outstanding option to acquire shares of common stock of the Issuer (other than Rollover Options), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the applicable option (the “Option Consideration”). At the effective time of the Merger, each unvested restricted share of the common stock of the Issuer awarded under the Company’s stock incentive plans will be cancelled and converted into the right to receive the Merger Consideration (the “Restricted Share Consideration”). This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit A and is incorporated by reference in its entirety into this Item 4.

CUSIP No. 84916A104	13D	Page 9 of 16 Pages

Concurrently with the execution of the Merger Agreement, on March 15, 2010, Parent, CBT, Black Diamond Offshore Ltd. (“Black Diamond”) and Double Black Diamond Offshore Ltd. (“Double Black Diamond,” and together with CBT and Black Diamond, the “Voting Parties”) entered into a Voting Agreement (the “Voting Agreement”) relating to all shares of common stock of the Issuer beneficially owned by the Voting Parties as of March 15, 2010 (the “Shares”).  Pursuant to the Voting Agreement, the Voting Parties agreed, among other things, (i) to vote their Shares in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) to vote against any alternative transaction, merger or sale of assets involving the Issuer, or any amendment of the Issuer’s charter or bylaws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby.

The Voting Parties also granted to Parent an irrevocable proxy with respect to the voting of the Shares in relation to the matters set forth above.  The proxy granted to Parent will be revoked automatically upon termination of the Voting Agreement.  The Voting Agreement also provides that the Voting Parties will not, directly or indirectly, (i) solicit, initiate, facilitate or encourage the submission of, any alternative company takeover proposal, (ii) enter into an agreement similar to the Merger Agreement that would reasonably be expected to cause the Issuer to abandon the Merger Agreement, (iii) participate or engage in any discussions or negotiations regarding an alternative company takeover proposal, (iv) furnish to any person, any non-public information relating to the Issuer which could reasonably be expected to encourage, facilitate or assist an alternative company takeover proposal, or (v) otherwise take any action with the primary purpose of facilitating an attempt by any person to make a competing Issuer takeover proposal.

The Voting Agreement also provides that in the event that the board of directors (the “Board”) of the Issuer or the Special Committee of the Board makes an Adverse Recommendation Change (as defined in the Merger Agreement), then for so long as the Adverse Recommendation Change is in effect, the number of shares subject to the Voting Agreement  shall be reduced such that no more than 35% the total common stock of the Issuer shall be subject to the Voting Agreement.  The Voting Agreement will terminate automatically upon the termination of the Merger Agreement in accordance with its terms.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit N and is incorporated by reference in its entirety into this Item 4.

If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Parent and a majority of shares of Parent will be owned by ONCAP and its affiliates, with the remainder to be held by CBT, certain members of the Issuer’s current management team and certain other persons.

The descriptions of the Equity Commitment Letter, the Rollover Agreements, the Senior Debt Commitment, the Mezzanine Commitment, the Fee Letter and the Limited Guarantee described in Item 3 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

CUSIP No. 84916A104	13D	Page 10 of 16 Pages

Except as set forth in this Schedule 13D and the corresponding exhibits hereto, the Reporting Persons do not and, to the best of the Reporting Persons’ knowledge, none of the individuals or entities named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s common stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein.  The ownership percentage appearing on such pages has been calculated based on a total of 12,472,506 shares, which is the number of shares of Issuer’s common stock outstanding as of February 3, 2010, based on the Issuer’s Form 10-Q filed for the quarterly period ending December 31, 2009, as filed with the Securities and Exchange Commission on February 3, 2010.

(b)  As a result of the matters discussed in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Voting Parties.  The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons, and disclaim beneficial ownership of shares of the Issuer’s common stock that may be beneficially owned by the Voting Parties. The Reporting Persons may be deemed to share with the Voting Parties the power to vote the Shares solely with respect to those matters described in Item 4 of this Schedule 13D.  The Reporting Persons may also be deemed to share with the Voting Parties the power to dispose of the Shares solely to the extent that the Voting Agreement restricts the ability of the such parties to transfer the Shares, as more fully described in the Voting Agreement, which is incorporated by reference in its entirety into this Item 5.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s common stock that were effected during the past sixty days by any of the Reporting Persons or their respective affiliates.

(d) To the knowledge of the Reporting Persons, no person other than the Voting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

CUSIP No. 84916A104	13D	Page 11 of 16 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of March 15, 2010, among Sage Parent Company, Inc., Sage Merger Company, Inc., and Sport Supply Group, Inc.
Exhibit B	Equity Commitment Letter, dated as of March 15, 2010, between ONCAP Investment Partners II L.P. and Sage Parent Company, Inc.
Exhibit C	Rollover Agreement, dated as of March 15, 2010, between CBT Holdings, LLC and Sage Parent Company, Inc.
Exhibit D	Rollover Agreement, dated as of March 15, 2010, between Adam Blumenfeld and Sage Parent Company, Inc.
Exhibit E	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, by and among Sage Parent Company, Inc., Sport Supply Group, Inc. and Terrence Babilla
Exhibit F	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Adam Blumenfeld
Exhibit G	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Kurt Hagen
Exhibit H	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Tevis Martin
Exhibit I	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and John Pitts
Exhibit J	Commitment Letter, dated as of March 15, 2010, among The Bank of Nova Scotia, Bank of America, N.A., and Export Development Canada and Sage Parent Company, Inc.
Exhibit K	Commitment Letter, dated as of March 15, 2010, between Manufacturers Life Insurance Company and Sage Parent Company, Inc.
Exhibit L	Fee Letter, dated March 15, 2010, between ONCAP Investment Partners II L.P. and CBT Holdings, LLC
Exhibit M	Limited Guarantee, dated as of March 15, 2010, between ONCAP Investment Partners II L.P. and Sport Supply Group, Inc.
Exhibit N	Voting Agreement, dated as of March 15, 2010, among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings, LLC

CUSIP No. 84916A104	13D	Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 24, 2010

SAGE PARENT COMPANY, INC.

By:  /s/ Michael Lay
Name: Michael Lay
Title: President

ONCAP INVESTMENT PARTNERS II L.P.

By: ONCAP INVESTMENT PARTNERS II,
       INC., its general partner

By:  /s/ Michael Lay
Name: Michael Lay
Title: Vice President

ONCAP INVESTMENT PARTNERS II, INC.

By:  /s/ Michael Lay
Name: Michael Lay
Title: Vice President

CUSIP No. 84916A104	13D	Page 13 of 16 Pages

SCHEDULE A

Directors and Executive Officers of Sage Parent Company, Inc.	Principal Business or Occupation	Business Address

Michael Lay	Managing Partner ONCAP Management Partners L.P.	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1
Mark Gordon	Managing Director ONCAP Management Partners L.P.	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1
Ryan Mashinter	Director ONCAP Management Partners L.P.	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1

                 Schedule A - 1

CUSIP No. 84916A104	13D	Page 14 of 16 Pages

SCHEDULE A

General Partner of ONCAP Investment Partners II L.P.	Principal Business or Occupation	Business Address
ONCAP Investment Partners II, Inc.	General Partner of ONCAP Investment Partners II L.P.	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1

                 Schedule A - 2

CUSIP No. 84916A104	13D	Page 15 of 16 Pages

SCHEDULE A

Directors and Executive Officers of ONCAP Investment Partners II, Inc.	Principal Business or Occupation	Business Address
Michael Lay	Managing Partner ONCAP Management Partners L.P.	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1
Donald Lewtas	Chief Financial Officer Onex Corporation	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1
Andrew Sheiner	Managing Director Onex Corporation	161 Bay Street, 48th Floor Toronto, Ontario M5J 2S1

                 Schedule A - 3

CUSIP No. 84916A104	13D	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit A	Agreement and Plan of Merger, dated as of March 15, 2010, among Sage Parent Company, Inc., Sage Merger Company, Inc., and Sport Supply Group, Inc.
Exhibit B	Equity Commitment Letter, dated as of March 15, 2010, between ONCAP Investment Partners II L.P. and Sage Parent Company, Inc.
Exhibit C	Rollover Agreement, dated as of March 15, 2010, between CBT Holdings, LLC and Sage Parent Company, Inc.
Exhibit D	Rollover Agreement, dated as of March 15, 2010, between Adam Blumenfeld and Sage Parent Company, Inc.
Exhibit E	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Terrence Babilla
Exhibit F	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Adam Blumenfeld
Exhibit G	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Kurt Hagen
Exhibit H	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Tevis Martin
Exhibit I	Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and John Pitts
Exhibit J	Commitment Letter, dated as of March 15, 2010, among The Bank of Nova Scotia, Bank of America, N.A., and Export Development Canada and Parent
Exhibit K	Commitment Letter, dated as of March 15, 2010, between Manufacturers Life Insurance Company and Parent
Exhibit L	Fee Letter, dated March 15, 2010, between ONCAP Investment Partners II L.P. and CBT Holdings, LLC
Exhibit M	Limited Guarantee, dated as of March 15, 2010, between ONCAP Investment Partners II L.P. and Sport Supply Group, Inc.
Exhibit N	Voting Agreement, dated as of March 15, 2010, among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings, LLC

                 Schedule A - 4